Exhibit 99.1

CIBC on Human Rights:

Modern Slavery and Human Trafficking Statement

This joint statement has been prepared in accordance with the United Kingdom’s Modern Slavery Act 2015, the Australian Modern Slavery Act 2018, and Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act, which came into force on January 1, 2024, (“the Canadian Act”)(1) on behalf of Canadian Imperial Bank of Commerce (CIBC) and significant subsidiaries(2), and is being provided to shareholders in accordance with the Canadian Act. This statement sets out the steps taken by CIBC and relevant owned and controlled group entities (“CIBC”, “we”, “our” or “us”), during the financial year ending October 31, 2023, to prevent modern slavery, including forced labour and child labour, and human trafficking in our business operations and supply chains. This joint statement has been prepared in collaboration with relevant corporate divisions and representatives from each relevant group entity, and applies to each of them, and has been approved by the Corporate Governance Committee on behalf of the Board of Directors of CIBC.

1. Who We Are

CIBC is a leading and well-diversified North American financial institution committed to creating enduring value for all our stakeholders, clients, team members(3), communities and shareholders. We are guided by our focus on creating a more secure, equitable and sustainable future through our environmental, social and governance (ESG) strategy and our purpose - to help make your ambition a reality. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets and Direct Financial Services businesses, our approximately 48,000 regular employees(4) (44,000 in Canada) provide a full range of financial products and services to 14 million personal banking, business, public sector and institutional clients in Canada, the U.S. and around the world.

2. Our Commitment to Human Rights

We are committed to respecting and protecting human rights - this is foundational to how CIBC conducts business. We do not tolerate modern slavery, including forced labour and child labour, or human trafficking in our business or supply chains.

We uphold human rights by incorporating global best practices like those embodied by the United Nations Guiding Principles on Business and Human Rights, by promoting a fair, diverse and inclusive work environment, and by acting with honesty, integrity and respect in accordance with the CIBC Code of Conduct (the “Code”). We recognize that in all its forms, modern slavery, including forced labour and child labour, and human trafficking are violations of fundamental human rights and continue to monitor and mitigate these risks in our business activities and supply chains.

3. Our Structure, Operations and Supply Chain

3.1. Structure and Operations

CIBC has four business units - Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets and Direct Financial Services supported by the following functional groups - Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups. Outside of Canada, CIBC has wholly owned subsidiaries or offices in the United States, the United Kingdom and Australia, among others.

(1)

For the purpose of the Canadian Act, this is a joint statement by CIBC and the following related entities: CIBC Asset Management Inc., CIBC BA Limited, CIBC Investor Services Inc., CIBC Trust Corporation, CIBC World Markets Inc., CIBC Wood Gundy Financial Services Inc., and INTRIA Items Inc.

(2)	See Note 26 (Significant subsidiaries) in CIBC’s 2023 Annual Report (page 189).
(3)	The terms “team” and “team members” refer collectively to all CIBC employees, contingent workers and CIBC directors.
(4)

Refers to our regular (full-time and part-time) employees, who are working or on paid leaves, as at October 31, 2023. Excludes CIBC FirstCaribbean, CIBC Mellon, temporary employees, retirees, unpaid leaves, and contingent workers.

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Canadian Personal and Business Banking provides personal and business clients across Canada with financial advice, services and solutions through banking centres, as well as mobile and online channels.

Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs and high-net-worth individuals and families across Canada, as well as asset management services to institutional investors.

U.S. Commercial Banking and Wealth Management provides tailored, relationship-oriented banking and wealth management services across the U.S., focused on middle-market and mid-corporate companies, entrepreneurs, high-net-worth individuals and families, as well as operating personal and small business banking services in four U.S. markets.

Capital Markets and Direct Financial Services provides integrated global markets products and services, investment banking and corporate banking solutions, and top-ranked research to our clients around the world, and leverages CIBC’s digital capabilities to provide a cohesive set of direct banking, direct investing and innovative multi- currency payment solutions for CIBC’s clients.

European Operations - In Europe, CIBC in the United Kingdom offers capital markets services as well as Innovation Banking (a unit of Commercial Banking and Wealth Management). In Luxembourg, CIBC is a solely capital markets business.

Australian Operations - In Australia, CIBC operates capital markets businesses including Corporate Banking, Global Markets sales, Investment Banking advisory, and Treasury.

3.2 Supply Chain

Third-party arrangements include outsourced activities, functions and services that would otherwise be undertaken by CIBC and any other arrangement that involves the provision of goods and services or the storage, use or exchange of data, the delivery of business activities, functions or processes to CIBC and/or its clients. Third-party arrangements can be provided by utilities, financial market infrastructures, outside consultants, networking arrangements, managed services, affiliates and subsidiaries, joint ventures, sponsorships, partnerships, no-fee contracts, among others. Third-party arrangements generally exclude bank clients.

We procure goods and services from a range of third-parties in different businesses including but not limited to information technology, telecommunications, real estate management, human resources firms, transportation, storage and mail services, research and analytics, marketing and advertising, consulting services, and office supplies. In some circumstances we procure tangible goods for distribution such as promotional and branded t-shirts, pens, etc. We typically do not import goods directly.

The majority of third-parties that CIBC procures goods and services from are based in North America, with a minority of goods and services purchased from local third-parties in the U.K., Luxembourg and Australia. The regional offices rely on the provision of goods and services from a number of local third-parties for services such as electricity, leases, telecommunications and courier services.

4. Modern Slavery Risks in CIBC’s Operations and Supply Chain

4.1 People Risk

While the overall risk that our operations may cause or contribute to modern slavery with respect to our workforce may be low, given our largely skilled and experienced workforce and integrated approach to human rights, we are committed to providing a safe, fair and respectful workplace and have robust human resources policies and procedures that support the protection of human rights. For additional information about our People policies, refer to our Sustainability Report.

4.2 Client Risk

As a financial services provider with clients in multiple jurisdictions, we recognize that when providing certain services, we may be exposed to clients who engage in modern slavery, including forced labour and child labour, human trafficking and other violations of human rights. We have specific processes for identifying such risks and recognize certain examples of business activities with heightened risk exposures:

•	Raising capital on behalf of an issuer for a particular transaction;

•	Managing portfolios for clients whose own operations may serve to facilitate modern slavery, including forced labour and child labour, or human trafficking; and

•	Investing in, or holding (on behalf of clients), securities of companies that might themselves compromise respect for human rights or have human rights issues in their supply chains.

4.3 Supply Chain Risk

We have procedures in place to manage potential risks related to our third-party relationships including subcontractor/supply chain, financial, operational, conduct, reputational, political, social, and natural hazard. CIBC’s Third-Party Risk Management (TPRM) Policy outlines the structured process for the effective identification, assessment and mitigation of risk and the ongoing monitoring and oversight of CIBC’s third-parties.

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5. How We Identify and Address Modern Slavery Risks

As part of our due diligence processes, we review and assess salient human rights impacts in our workplace and throughout our operations, including our financing, investment and supply chain activities. We expect our team members, clients, suppliers and other third-parties with whom we have a business relationship to share our commitment to respect human rights.

Across CIBC we have strong policies, procedures and frameworks in place, and are working continuously to prevent modern slavery, including forced labour and child labour, human trafficking and other human rights violations by taking the measures outlined in this statement.

Key Policies Supporting Modern Slavery Prevention in our Business and Supply Chains

Policy	Description	How this supports us in mitigating modern slavery risk

CIBC Code of Conduct (the “Code”)	Establishes standards for how team members are expected to behave and treat our fellow team members, clients and communities, including acting with honesty, integrity, and respect.

The Code is designed to promote a culture of compliance in alignment with our purpose to act with courtesy, dedication and accountability to do what’s right for our clients and each other. There is a mandatory annual training program on the Code and every year all team members must attest that they have read, understood and follow the Code. The Code outlines that all team members are required to immediately speak up if something does not seem right, or if there are activities inconsistent with the Code, CIBC policies or procedures, or something that might be damaging to CIBC or our stakeholders. The Code sets out many avenues to raise concerns, including anonymous reporting channels. There is also protection from retaliation for all team members who, in good faith, report a potential violation of the Code.

CIBC Global Reputation and Legal Risks Policy and related procedures	Designed to safeguard our reputation through proactive identification, assessment and management of potential reputational risks from both client-facing and non-client facing activities.

We have policies and practices in place to ensure that we do not knowingly finance transactions:

•  For a client that shows evidence of human rights abuses or evidence of modern slavery such as forced labour, human trafficking or child labour, in its workforce; and

•  For a client that shows evidence of human rights abuses or evidence of modern slavery such as forced labour, human trafficking or child labour in its supply chain and the client is unable to demonstrate to the satisfaction of CIBC, an acceptable plan and time-frame in which to investigate and eliminate these risks.

Enterprise Anti-Money Laundering Framework	Enterprise-wide program which helps detect and deter money laundering and terrorist financing activities and comply with applicable regulatory requirements across our operating regions.

Transaction monitoring to detect money laundering, terrorist financing, or sanctions avoidance that may be linked to potential human rights violations such as modern slavery, including child labour or forced labour, and human trafficking.

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Policy	Description	How this supports us in mitigating modern slavery risk

Anti-Bribery and Anti- Corruption (ABAC) Policy

Enterprise-wide ABAC Policy and Program are designed to:

•  Minimize the risk of improper influence in connection with decisions made by team members, clients, third-parties, and others in connection with CIBC’s activities;

•  Achieve compliance with applicable ABAC regulatory requirements;

•  Prevent, detect and respond to incidents of bribery and corruption; and

•  Protect CIBC’s reputation and brand.

Our Reputation Risk Management Framework, Conduct and Culture Risk Framework and ABAC Policy establish a common understanding of how we as an organization safeguard our culture, values, business and reputation, by acting ethically and with integrity in all our business interactions.

Supplier Code of Conduct (the “Supplier Code”)	Sets out the principles, standards and behaviours our Suppliers must follow, including those related to employment practices and human rights.

Suppliers are required to adopt employment practices that comply with applicable laws in all jurisdictions in which they operate, including practices that comply with modern slavery, including forced labour and child labour, and human trafficking laws, and must not engage in practices associated with wage withholding, identity document retention or restricting an individual’s movement.

Third-Party Risk Management (TPRM) Policy	Outlines the structured process for the identification, assessment and mitigation of risk and the ongoing monitoring, reporting and oversight associated with CIBC’s third-party relationships.

CIBC conducts comprehensive risk assessment and due diligence of third-parties involved in its procurement activities and business relationships, both pre-contract and on a periodic, ongoing basis post-contract. Due diligence includes document reviews, site reviews, identification of subcontractors, and assessing the region(s) a third-party operates in. Ongoing governance activities include news monitoring to help identify red flags or indicators of modern slavery, including forced labour and child labour, in our supply chain. If a third-party is flagged, they will be subject to enhanced due diligence (refer to section 5.3 Our Supply Chain). We maintain the right to monitor third-party compliance to CIBC’s Supplier Code and review their control environment.

Procurement Policy	Mandates the engagement of Procurement team to ensure opportunities to reduce costs, manage risk, and increase value are realized.

The Procurement Policy and the supporting Procurement Methodology, in tandem with TPRM Policy, mandate that potential risks are identified, assessed and mitigated prior to contracting with third parties. Due diligence activities include assessing ESG practices.

Conduct & Culture Risk Framework

CIBC’s Conduct & Culture Risk Framework is integrated within CIBC’s overall risk management framework and is operationalized through a set of policies, processes and procedures in the following key areas: Team Member Conduct, Corporate Conduct, Third Party Conduct, Corporate Culture, Risk Culture, Compensation Practices and Mandatory Training and Testing.

As set out in CIBC’s Conduct & Culture Risk Framework, every team member is responsible for the identification and management of conduct and culture risk, including human rights violations with respect to CIBC’s employees.

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Policy	Description	How this supports us in mitigating modern slavery risk

Global Environmental and Social Framework

Provides an overview of how CIBC sets and operationalizes its ESG strategy and related policies, manages environmental and social risks, and manages ESG disclosures. It outlines the established ESG governance framework that supports CIBC’s commitment to ESG and outlines accountabilities for the management of key ESG activities.

CIBC defines social risk as the potential for negative impact on our financial position, operations, legal and regulatory compliance, or reputation stemming from social considerations associated with CIBC, an activity, transaction, product, client, third-party or supplier. These social considerations include, but are not limited to inclusive banking (e.g., accessibility, reconciliation, racial equity); human rights (e.g., modern slavery, including forced labour and child labour, human trafficking); and social impacts related to climate change.

CIBC manages human rights risks as a component of environmental and social risks as outlined in CIBC’s Global Environmental and Social Framework. This Framework outlines roles and responsibilities for risk management of human rights risks as a shared responsibility between multiple risk management teams including Global Operational and Enterprise Risk Management, Environmental Risk Management, Conduct & Culture Risk and TPRM, in addition to regional risk management teams. It also outlines related policies and procedures including those listed in this table for how human rights risks are managed.

Regarding oversight, the Corporate Governance Committee (CGC) of CIBC’s Board of Directors has oversight over CIBC’s ESG strategy and ESG governance framework. The CGC reviews material public disclosure on CIBC’s ESG practices and performance including how it conducts business in an ethical, socially responsible and environmentally conscious manner for alignment with the ESG strategy. Included in its responsibilities, the CGC annually reviews and approves this statement. CIBC’s other Board committees have oversight of the execution of specific elements of CIBC’s ESG strategy, aligned to their mandates. For additional information about CIBC’s ESG governance framework, refer to our Sustainability Report, and for additional information about CIBC’s Board of Director Mandates, refer to our website.

5.1 Our People

Our global CIBC Code of Conduct (the “Code”) is our foundation. It identifies policies that guide our actions and lays out the standards we have in place for how team members should behave and treat our fellow team members, clients and communities. This includes acting with honesty and integrity and respecting human rights.

5.2 Our Clients

The Reputation Risk program, including the governance and escalation processes to the relevant committees, provides oversight and effective challenge of risks and controls related to Reputation Risk, including guidance related to modern slavery, including forced labour and child labour, and human trafficking. The Reputation Risk program also works collaboratively with lines of business to develop and implement procedures to identify, assess and escalate material reputation risks to the Reputation and Legal Risks Committee for review and consideration of next steps, as appropriate. Criminal conduct such as modern slavery, including forced labour and child labour, human trafficking and other human rights violations may be predicate offenses to money laundering. Our Anti-Money Laundering (AML) and Sanctions Program is committed to adhering to all applicable regulatory requirements pertaining to Anti-Money Laundering and Anti-Terrorist Financing (AML/ATF) and Sanctions compliance, including measures to identify and verify client information, monitor client transactions for unusual activity, and report suspicious activity to the relevant authorities in an effort to identify criminal activities, such as human trafficking, that may be linked to money laundering, terrorist financing, or sanctions avoidance. We examine our AML/ATF and Sanctions strategies, goals, and objectives on an ongoing basis. Among other things, we train our team members to look for suspicious transactions that may signal money laundering or terrorist-financing activity; prevent, detect and respond to any incidents of bribery and corruption; and flag potential sanctions violations in order to comply with applicable laws and regulations.

We strive to avoid causing or contributing to adverse human rights impacts through our own business activities by:

•	Seeking to identify and assess risks to human rights for all prospective and existing clients and transactions; and

•

Taking appropriate action to mitigate any such risks, which may include the exercise of leverage in our business relationships, drawing on independent expert advice and evaluating whether relevant relationships should be pursued or maintained.

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Before entering any business relationship, including corporate lending, financing, and asset management, we conduct appropriate due diligence to mitigate the risk of serving clients engaged in activities with potential adverse human rights impacts. This includes efforts to identify and assess human rights risks in the workforce and supply chain of the client. We recognize that modern slavery, including forced labour and child labour, and human trafficking are more prevalent in specific industries, entities, and conflict zones and will not proceed with financing when higher risk is identified.

As a signatory to the Equator Principles (adopted in 2003), CIBC is committed to ensuring that environmental and social risk issues associated with financing projects are properly evaluated to ensure compliance with applicable standards. Our Environmental Credit Risk Management group directly participates in the credit evaluation process, reviews all transactions applicable to the Equator Principles, and provides training for lending and risk adjudication groups for compliance with the Equator Principles.

We strive to ensure all project financing affecting Indigenous peoples is in accordance with our commitment to the Equator Principles, including an informed consultation and participation process.

CIBC is also a signatory of the United Nations-supported Principles for Responsible Investment that supports efforts to address social issues such as human rights, working conditions and modern slavery within investment portfolios. Our Asset Management ESG Integration Framework includes the assessment of issuer risk related to human rights issues such as health and safety, privacy, supply chains, and significant controversies. Our analysis of sovereign bonds and currencies focuses on assessing the risks related to human rights issues, including the Global Slavery Index, United Nations Human Rights Convention, civil liberties, enforced disappearances, and child labour. We also provide equity and fixed income portfolios with specific responsible investment mandates. These portfolios have criteria set by the client and exclude securities of any companies involved in the tobacco, alcohol, weaponry and other similar industries, or that have had significant human rights violations.

5.3 Our Supply Chain

Our Supplier Code of Conduct sets out the principles, standards, and behaviours we expect our suppliers to adhere to, including committing to upholding human rights and combating modern slavery, including forced labour and child labour, and human trafficking. Suppliers must adhere to all applicable laws, rules and regulations of the jurisdictions in which they operate, including, but not limited to, those related to business practices, labour and employment, immigration, human rights, modern slavery, including forced labour and child labour, and human trafficking, health and safety, building codes, privacy, the environment, and practices that:

•

Comply with applicable employment laws, including, without limitation, laws regarding minimum wage, minimum age of employment, working hours, overtime, hours free from work, health and safety and human rights;

•	Prohibit all forms of forced or compulsory labour, and ensure they do not engage in the withholding of wages, retention of identity documents and restriction of an individual’s movement; and

•	Comply with local labour laws permitting trade unions or other forms of employee representation.

We maintain the right to monitor third-party compliance to CIBC’s Supplier Code and review their control environment.

We have procedures in place to assess third-party risk and to govern our contracted third-party relationships. Due diligence reviews of prospective, new and existing third-parties require consideration of potential human rights risks, regulatory violations and other ESG factors. Within all contracted and prospective vendors, ESG monitoring identifies applicable risks such as modern slavery, including forced labour and child labour, human trafficking, AML, ABAC, fraud and other human rights violations. This ongoing screening allows us to baseline a third-party’s risk profile and subsequently flag and assess any activities that are inconsistent with our Supplier Code.

High risk items with direct impacts to CIBC are reviewed and, if applicable, escalated to impacted internal stakeholders for additional due diligence to ensure mitigation of the risk exposure. For example, the Relationship Manager for the implicated third-party or a particular control group, such as Reputation Risk, may be engaged to perform additional due diligence. We discuss any instances where corrective actions are required with the third-party and track these issues from beginning to completion. There were no high risk items related to modern slavery, including forced labour and child labour, or human trafficking identified through our monitoring process in fiscal 2023 related to our third-parties. Consequently, no remediation measures were required in fiscal 2023, either in respect of any modern slavery, including forced labour or child labour, or human trafficking incidents, as well as to address any resulting loss of income to vulnerable persons.

Severe incidents that are not mitigated may result in possible termination of the third-party relationship in accordance with the third-party’s applicable agreement, or a decision not to contract with a potential vendor including removal from consideration in the Request for Proposal process.

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5.4 Mechanisms to Report Concerns and Complaints

Resources are available for resolving workplace issues and investigating allegations of human rights violations. Team members must immediately speak up when something does not seem right. This includes concerns about activities we believe are inconsistent with the Code or that might be damaging to CIBC or our stakeholders. In accordance with the Code, no one may suspend, discharge, discriminate against, harass, threaten or otherwise retaliate against a team member or other person in any way for reporting in good faith any actual or possible misconduct, or providing information for, or participating in, an investigation. Our team members can raise concerns through a variety of mechanisms, including our enterprise-wide Workplace Issue Resolution Process, our Workplace Grievance Procedures (in the United Kingdom) and our enterprise-wide confidential Whistleblower Program that is supported by our enterprise-wide Whistleblower Policy and Speak Up Policy (in the United Kingdom). Our Whistleblower Program also allows for concerns to be reported by third-parties such as clients and suppliers.

5.5 Training and Awareness

Annually, all team members globally must demonstrate their understanding of human rights risks by completing comprehensive ethical training courses on topics such as: acting with integrity, anti-bribery and anti-corruption, anti-money laundering and anti-terrorist financing, privacy and confidentiality, respect in the workplace, sexual harassment awareness, health and safety, violence prevention, and managing risk.

Many of our client-facing teams receive training related to human trafficking. This includes awareness of how human trafficking intersects with the financial industry, how to recognize the signs, and how to report suspected incidents for investigation. This is delivered through scenario-based training where team members learn to recognize indicators and scenarios of trafficking and how they manifest in banking centre settings. In addition, resources on the subject are hosted on our internal learning platforms. Ensuring the safety of our clients, our team members, and of individuals experiencing trafficking is the primary goal with our training program.

CIBC also aims to raise enterprise awareness of human trafficking by hosting interviews with survivors and discussing their experiences navigating the financial system during and after their trafficking period. All team members are provided with opportunities to engage further on this topic through a digital course that discusses the nuances and impacts of human trafficking and the financial industry. Team members are encouraged to participate in CIBC’s Annual Human Trafficking Education & Awareness month in February, as well as the United Nations-designated World Day Against Trafficking in Persons on July 30.

6. Assessing the Effectiveness of our Actions

Responsibility for human rights is shared across CIBC’s strategic business units and functional groups. We seek to assess the effectiveness of our actions in conjunction with internal and external stakeholders by tracking our progress to respond to modern slavery risks, including forced labour and child labour, in our operations, business activities and supply chains. We are committed to continuously improving our approach to human rights and continue to assess and refine key performance indicators that measure progress in operationalizing our commitments.

To assess the effectiveness of our approach to environmental and social risks, we consider input from relevant internal and external stakeholders, including clients, investors and community representatives. The effectiveness of our programs is regularly evaluated to confirm each remains current and aligned with business activities, regulatory developments, industry standards and best practices.

Examples of activities used to assess the effectiveness of our actions include:

•	Identifying new and emerging issues by engaging with internal and external stakeholders;

•

Ongoing monitoring of reports received related to modern slavery claims, including forced labour and child labour, made through our reporting channels, including through Project Protect (see section 8. Other Relevant Information);

•	Continuous third-party screening on environmental and social risk including with respect to human rights and modern slavery, including forced labour and child labour; and

•	Collaborating with industry peers and external stakeholders to develop best practice mechanisms to remedy adverse impacts related to human rights abuses.

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7. Process of Consultation and Approval

Our Modern Slavery and Human Trafficking Statement is evaluated annually against best practices and recommendations from stakeholders and updated in collaboration with relevant corporate areas, including Enterprise ESG, TPRM, Procurement, Human Resources, Legal, Corporate Secretary, Risk Management (Compliance & Global Regulatory Affairs, Enterprise AML, Privacy Office), and other representatives from relevant CIBC entities.

As part of this annual preparation and review, the Enterprise ESG team, engages in consultation with management teams in relevant offices and subject matter experts to ensure effective governance. As outlined in CIBC’s Regulatory Compliance Management Policy, we have oversight functions for the relevant regional Modern Slavery Acts responsible for ensuring that CIBC has appropriate regulatory compliance processes, policies and controls in place to meet their regulatory compliance oversight obligations.

This statement operates enterprise-wide across CIBC and was approved by CIBC’s Board of Directors on February 1, 2024, and all boards of wholly owned subsidiaries subject to the reporting requirements.

8. Other Relevant Information

CIBC is a key contributor to Project Protect. This public/private partnership is combatting human trafficking, relating specifically to sexual exploitation. Led by the Financial Transactions and Reports Analysis Centre of Canada, law enforcement and major Canadian banks, this program focuses on detecting, deterring and stopping human trafficking money trails. As part of the initiative, CIBC has monitoring measures to detect suspicious financial transactions. These methods use advanced data and modelling techniques to more precisely focus on patterns that suggest human trafficking activity and identify the merchants and individuals involved.

One of the consequences that victims of trafficking can face is debt accumulated in their name in the form of credit cards, mortgages, and other loans. In many instances, traffickers either apply for banking products or have the victims apply through force and/or coercion. This debt can follow survivors for years after their trafficking has ended and can complicate their path towards healing. The CIBC Anti-Human Trafficking Program was created to support survivors of human trafficking on the path towards healing and help reclaim control of their finances by working to identify and remove any debt wrongfully accrued in their name during their trafficking period.

In accordance with the requirements of the Canadian Act, and in particular section 11 thereof, I attest that I have reviewed the information contained in the report for the entity or entities listed above. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the report is true, accurate and complete in all material respects for the purposes of the Canadian Act, for the reporting year listed above.

Victor G. Dodig, President and Chief Executive Officer, Director February 1, 2024
Signed on behalf of Canadian Imperial Bank of Commerce(5)
I have the authority to bind Canadian Imperial Bank of Commerce.

(5)

Canadian Imperial Bank of Commerce is a bank incorporated in Canada pursuant to the Bank Act (Canada) and is also registered as a foreign company in Australia with ARBN 608 235 847. Its registered U.K. branch address is 150 Cheapside, London EC2V 6ET and its registration number is FC001165. CIBC is authorised by the Prudential Regulation Authority and subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority. Details about the extent of regulation by the Prudential Regulation Authority are available on request.

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